UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     Sociedad Quimica y Minera de Chile S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Series A Shares, without nominal (par) value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    833636103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Stephen M. Besen, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 21, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 1 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Global Mining Investment (Chile) Ltda.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Chile

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                          7,123,076
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                          None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                          7,123,076
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,123,076

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.99%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 2 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sociedad de Inversiones Pampa Calichera S.A.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                BK, AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Chile

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        None
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         59,557,332
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         59,557,332
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                59,557,332

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                41.7%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 3 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sociedad de Inversiones Oro Blanco S.A.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                BK, AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Chile

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        None
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         59,557,332
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         59,557,332
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                59,557,332

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                41.7%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 4 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Norte Grande S.A.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                BK, AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Chile

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        None
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         59,557,332
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         59,557,332
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                59,557,332

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                41.7%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 5 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Inversiones SQYA S.A.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                BK, AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Chile

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        None
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         65,702,424
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         65,702,424
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                65,702,424

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 6 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Inversiones SQ Holding S.A.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                BK, AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Chile

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        None
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         65,702,424
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         65,702,424
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                64,702,424

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 7 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                S.Q.Grand Cayman Corp.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                BK, AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Chile

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        None
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         65,702,424
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         65,702,424
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                64,702,424

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 8 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Pacific Atlantic Trading Corporation

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        None
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         65,702,424
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         65,702,424
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                64,702,424

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 9 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Pacific Trust

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        None
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         65,702,424
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         None
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         64,702,424
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                64,702,424

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
      CUSIP No. 833636103                               Page 10 of 10
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Julio Ponce Lerou

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                BK, PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Chile

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                        17,026
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                         65,702,424
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                         17,026
                              --------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                         65,702,424
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                65,719,450

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46.02%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this "Statement") relates to the Series A common shares, without nominal value ("Series A Shares"), of Sociedad Quimica y Minera de Chile S.A., a company organized under the laws of Chile ("SQM"). The principal executive offices of SQM are located at El Trovador 4285, Las Condes, Santiago, Chile.

Item 2. Identity and Background.

     This Statement is being jointly filed by Global Mining Investment (Chile) Ltda. ("Global Mining"), Sociedad de Inversiones Pampa Calichera S.A. ("Pampa"), Sociedad de Inversiones Oro Blanco S.A. ("Oro"), Norte Grande S.A. ("Norte"), Inversiones SQYA S.A. ("SQYA"), Inversiones SQ Holding S.A. ("SQ Holding"), S.Q. Grand Cayman Corp. ("SQ Grand Cayman"), Pacific Atlantic Trading Corporation ("Pacific Atlantic Trading"), The Pacific Trust ("Pacific Trust") and Mr. Julio Ponce Lerou ("Mr. Ponce"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Each of Global Mining, Pampa, Oro, Norte, SQYA, SQ Holding, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce is individually a "Reporting Person" and are collectively the "Reporting Persons".

     Global Mining

     Global Mining is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of Global Mining is Ahumada 131, Of. 801, Santiago, Republic of Chile. The principal business activity of Global Mining is to act as a holding company for the investment in SQM. Global Mining is a wholly-owned subsidiary of Pampa.

     Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Global Mining.

     Pampa

     Pampa is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Pampa is Ahumada 131, Of. 801, Santiago, Republic of Chile. The principal business activity of Pampa is to act as a holding company for the investment in SQM. As of the date of this Statement, Oro was the owner of record of approximately 66.67% of the outstanding share capital of Pampa.

     Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pampa.

     Oro

     Oro is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Oro is Ahumada 131, Of. 801, Santiago, Republic of Chile. The principal business activity of Oro is to act as a holding company for the investment in SQM. As the date of this Statement, Norte is the owner of record of approximately 77.76% of the outstanding share capital of Oro.

     Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Oro.

     Norte

     Norte is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Norte is Ahumada 131, Of. 801, Santiago, Republic of Chile. The principal business activity of Norte is to act as a holding company for the investment in SQM. As the date of this Statement, SQYA is the owner of record of approximately 89.47% of the outstanding share capital of Norte.

     Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Norte.

     SQYA

     SQYA is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of SQYA is Ahumada 131, Of. 801, Santiago, Republic of Chile. The principal business activity of SQYA is to act as a holding company for the investment in SQM. As of the date of this Statement, SQ Holding is the owner of record of approximately 51% of the outstanding share capital of SQYA. The remaining 49% equity interest in SQYA is owned by Yara Nederland B.V. ("Yara"), a corporation organized under the laws of the Netherlands. As a result of its ownership of 51% of SQYA, SQ Holdings may be deemed to control SQYA.

     Set forth on Schedule E to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQYA.

     SQ Holding

     SQ Holding is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of SQ Holding is Moneda No. 920, Of. 705, Santiago, Republic of Chile. The principal business purpose for SQ Holding is to serve as a holding company for the investment in SQM. As of the date of this Statement, SQ Grand Cayman is the owner of substantially all of the outstanding share capital of SQ Holding.

     Set forth on Schedule F to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQ Holding.

     SQ Grand Cayman

     SQ Grand Cayman is a corporation organized under the laws of the Cayman Islands. The address of the principal office of SQ Grand Cayman is 1800 Sovran Center, 1 Commercial Place, Norfolk, VA. The principal business activity of SQ Grand Cayman is to serve as a holding company for the investment in SQM. As of the date of this Statement, Pacific Atlantic Trading is the owner of record of 100% of the outstanding share capital of SQ Grand Cayman.

     Set forth on Schedule G to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQ Grand Cayman.

     Pacific Atlantic Trading

     Pacific Atlantic Trading is a corporation organized under the laws of the Cayman Islands. The address of the principal office of Pacific Atlantic Trading is 1800 Sovran Center, 1 Commercial Place, Norfolk, VA. The principal business activity of Pacific Atlantic Trading is to act as a holding company for the investment in SQM. As of the date of this Statement, Pacific Trust is the owner of record of 100% of the outstanding share capital of Pacific Atlantic.

     Set forth on Schedule H to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pacific Atlantic Trading.

     Pacific Trust

     Pacific Trust is formed under the laws of the British Virgin Islands. The address of the principal office of Pacific Trust is care of Alfaro, Ferrer, Ramirez & Aleman (BVI) at The Lake Building, 1st Floor, Road Town, Tortola, British Virgin Islands. Pacific Trust has no assets or operations other than holding the shares of Pacific Atlantic Trading. Alfaro, Ferrer, Ramirez

& Aleman (BVI) is the trustee of Pacific Trust. Mr. Ponce has the power to direct the administration of Pacific Trust.

     Mr. Ponce

     Mr. Ponce is a citizen of the Republic of Chile. He resides at Luis Carrera No. 2700-A, Apartment 101, Vitacura, Santiago, Chile. Mr. Ponce serves as chairman of the Board of Directors of SQM.

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A through H to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     On December 21, 2004, Pampa acquired 6,000,000 Series A Shares on the open market in the Chilean Stock Exchange for an aggregate purchase price of CH$24,006,000,000. Yara loaned Pampa the funds necessary to complete the acquisition. In order to secure the loan from Yara, Pampa issued notes to Yara in the amount of US$43,000,000 (the "Notes"). On January 10, 2005, Pampa repaid Yara the full amount due under the Notes with the proceeds of a loan from Banco BCI, a Chilean bank ("Banco BCI"). Pampa and Banco BCI are in the process of negotiating a definitive agreement relating to such loan.

     On January 14, 2005, SQYA acquired 6,145,092 Series A Shares on the Chilean Stock Exchange for an aggregate purchase price of CH$24,592,658,184. Yara and Banco BCI loaned SQYA the funds necessary to complete the acquisition. In order to secure the loans from Yara and Banco BCI, SQYA issued notes to Yara and Banco BCI in the amounts of US$20,000,000 and US$27,000,0000 respectively. The note issued to Yara will mature 180 days from January 17, 2005 and will accrue interest at an annual rate of 4.44%. The notes issued to Banco BCI will mature 180 days from January 18, 2005 and will accrue interest at a monthly rate of 0.4392%. SQYA expects to begin the process of renegotiating the terms and conditions of such loans with Yara and Banco BCI shortly.

     Pampa originally acquired ownership of 53,557,332 Series A Shares prior to SQM's registration with the Securities Exchange Commission with funds received from bank loans and capital contributions of its affiliates.

Item 4. Purpose of Transaction.

     Pampa and SQYA undertook the purchase of additional shares of SQM Series A Shares in order to increase their interest in SQM. The interests of Pampa, SQYA and the Reporting Persons in SQM were acquired solely for the purpose of investment.

     Each of the Reporting Persons intends to review its investment in SQM on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of SQM, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of SQM owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: SQM's business and prospects; other developments concerning SQM and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Series A Shares.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

     (a) Global Mining directly and beneficially owns 7,123,076 Series A Shares, which represents 4.99% of Series A Shares. Pampa directly owns 52,434,256 Series A Shares and, by virtue of its ownership and control of Global Mining, is deemed to beneficially own the 7,123,076 Series A Shares owned by Global Mining. Pampa's aggregate beneficial ownership of 59,557,332 Series A Shares represents 41.7% of Series A Shares. By virtue of their ownership and control of Pampa, each of Oro and Norte is deemed to beneficially own the 59,557,332 Series A Shares or 41.7% of Series A Shares beneficially owned by Pampa.

     SQYA directly owns 6,145,092 Series A Shares and, by virtue of its ownership and control of Norte, is deemed to beneficially own the 59,557,332 Series A Shares beneficially owned by Norte. SQYA's aggregate beneficial ownership of 65,702,424 Series A Shares represents 46% of Series A Shares. Each of SQ Holding, SQ Grand Cayman, Pacific Atlantic Trading and Pacific Trust, by virtue of their direct or indirect ownership and control of SQYA, is deemed to beneficially own the 65,702,424 Series A Shares or 46% of Series A Shares beneficially owned by SQYA.

     Mr. Ponce directly owns 17,026 Series A Shares and, by virtue of his ownership and control of Pacific Trust, is deemed to beneficially own the 65,702,424 Series A Shares beneficially owned by Pacific Trust. Mr. Ponce's aggregate beneficial ownership of 65,719,450 Series A Shares represents 46.02% of Series A Shares.

     (b) Global Mining has the shared power to vote or direct the vote, or dispose or direct the disposition of 7,123,076 of the Series A Shares. Pampa, Oro, and Norte have the shared power to vote or direct the vote, or dispose or direct the disposition of 59,557,332 of the Series A Shares. SQYA, SQ Holding, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce have the shared power to vote or direct the vote, or dispose or direct the disposition of 65,719,450 Series A Shares.

     Mr. Ponce has the sole power to vote or direct the vote, or to dispose or direct the disposition of the 17,026 Series A Shares that he directly owns. None of the Reporting Persons, with the exception of Mr. Ponce, has the sole power to vote or direct the vote, or to dispose or direct the disposition of their respective shares.

     (c) None of the Reporting Persons has effected any transaction in the Series A Shares in the last 60 days except:

     o On December 21, 2004, Pampa acquired 6,000,000 Series A Shares on the open market in Chilean Stock Exchange for CH$4,001 per share or for an aggregate purchase price of CH$24,006,000,000.

     o On January 14, 2005, SQYA acquired 6,145,092 Series A Shares on the open market in the Chilean Stock Exchange for CH$4,002 per share or for an aggregate purchase price of CH$24,592,658,184.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     In order to set the terms and conditions governing their joint ownership of SQYA, SQ Holding and Norsk Hydro Holland B.V. ("Norsk") entered into the Shareholders Agreement of Inversiones SQNH S.A. [predecessor entity of SQYA] dated April 18, 2002 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, SQ Holding and Norsk agree that Norsk, as the-then owner of 49% of the share capital of SQYA, had the right to designate at least one person to be elected to the boards of directors of Norte, Oro, Pampa and SQM. SQ Holding and Norsk further agreed that any of their votes remaining after electing a person designated by Hydro to the boards of Norte, Oro, Pampa and SQM would be used to elect three directors designated by SQ Holding to the boards of Norte, Oro and Pampa and two directors designated by SQ Holding to the board of SQM. Under the Shareholders Agreement, SQ Holding and Norsk further agreed that the president of SQM would always be designated by SQ Holding.

     On September 15, 2004, Yara acquired Norsk's interest in SQYA and assumed all of Norsk's rights and obligations under the Shareholders Agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated as of February 14, 2005, among Global
           Mining Investment (Chile) Ltda., Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A., Inversiones SQYA S.A., Inversiones SQ Holding S.A., S.Q. Grand Cayman Corp., Pacific Atlantic Trading Corporation, The Pacific Trust and Mr. Julio Ponce Lerou.

Exhibit 2: Shareholders Agreement of Inversiones SQNH dated April 18, 2002 among
           Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:     February 14, 2005


GLOBAL MINING INVESTMENT (CHILE) LTDA.                SQ HOLDING S.A.

By    /s/ Jose Guerrero Zamorano                      By    /s/ Roberto Guzman Lyon
      Name:    Jose Guerrero Zamorano                       Name:    Roberto Guzman Lyon
      Title:   General Manager                              Title:   General Manager

SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A.          S.Q. GRAND CAYMAN CORP.

By    /s/ Patricio Phillips Saenz                     By    /s/ Roberto Guzman Lyon
      Name:    Patricio Phillips Saenz                      Name:    Roberto Guzman Lyon
      Title:   General Manager                              Title:   General Manager

SOCIEDAD DE INVERSIONES ORO BLANCO S.A.               PACIFIC ATLANTIC TRADING CORPORATION

By    /s/ Patricio Phillips Saenz                     By    /s/ Roberto Guzman Lyon
      Name:    Patricio Phillips Saenz                      Name:    Roberto Guzman Lyon
      Title:   General Manager                              Title:   General Manager

NORTE GRANDE S.A.                                     THE PACIFIC TRUST

By    /s/ Patricio Phillips Saenz                     By    /s/ Roberto Guzman Lyon
      Name:    Patricio Phillips Saenz                      Name:    Roberto Guzman Lyon
      Title:   General Manager                              Title:   General Manager

                                                      JULIO PONCE LEROU
INVERSIONES SQYA S.A.
                                                            /s/ Julio Ponce Lerou
By    /s/ Felipe Garcia Huidobro
      Name:    Felipe Garcia-Huidobro
      Title:   General Manager


                                   SCHEDULE A

                 ADDITIONAL INFORMATION CONCERNING GLOBAL MINING


            Name               Business Address          Present Principal Occupation or Employment and Name of       Citizenship
                                                                               Employer

Mr. Jose Guerrer Zamorano      Ahumada 131, Suite 801    Officer - Global Mining Investment (Chile) Ltda.              Chile
(Officer)                      Santiago, Chile

                                   SCHEDULE B

                     ADDITIONAL INFORMATION CONCERNING PAMPA




            Name               Business Address          Present Principal Occupation or Employment and Name of       Citizenship
                                                                               Employer

Mr. Julio Ponce Lerou          El Trovador 4285           Chairman of Board of Directors - SQM                         Chile
(Chairman of Board of          6th Floor
Directors)                     Santiago, Chile

Mr. Fernando Tisne             Av. Isidora Goyenechea     Business Engineer - Executive of Moneda Assets               Chile
Maritano (Director)            3621, 8th Floor            Management
                               Santiago, Chile

Mr. Juan Luis Rivera Palma     Av. Apoquindo 3600         Business Engineer - Executive of Bancard S.A.                Chile
(Director)                     7th Floor
                               Santiago, Chile

Mr. Eugenio Ponce Lerou        El Trovador 4285           Mechanical Engineer - Senior Commercial Vice President       Chile
(Director)                     6th Floor                  of SQM
                               Santiago, Chile

Mr. Kendrick T. Wallace        El Trovador 4285           Senior Vice President and General Counsel - Yara             U.S.A.
(Director)                     6th Floor                  International ASA
                               Santiago, Chile            Member of the Board of Directors of SQM

Mr. Roberto Guzman Lyon        Moneda 920                 Attorney - Servicios Profesionales Guzman y Manriquez        Chile
(Director)                     7th Floor                  Ltda.
                               Santiago, Chile

Mr. Luis Vasquez Caro          Av. Isidora Goyenechea     Business Engineer - Molina Swett y Valdes S.A.               Chile
(Director)                     3621, 8th Floor
                               Santiago, Chile

Mr. Patricio Phillips          Ahumada 131, Suite 801     Officer - Sociedad de Inversiones Pampa Calichera S.A.,      Chile
Saenz (Officer)                Santiago, Chile            Sociedad de Inversiones Oro Blanco S.A., and
                                                          Norte Grande S.A.

                                   SCHEDULE C

                      ADDITIONAL INFORMATION CONCERNING ORO


            Name               Business Address          Present Principal Occupation or Employment and Name of       Citizenship
                                                                               Employer

Mr. Julio Ponce Lerou          El Trovador 4285           Chairman of Board of Directors - SQM                         Chile
(Chairman of Board of          6th Floor
Directors)                     Santiago, Chile

Mr. Julio Ponce Pinochet       El Trovador 4285           Forestry Engineer - SQM                                      Chile
(Director)                     6th Floor
                               Santiago, Chile

Mr. Alejandro Ponce            El Trovador 4285           Forestry Engineer - SQM                                      Chile
Pinochet (Director)            6th Floor
                               Santiago, Chile

Mr. Luis Vasquez Caro          El Trovador 4285           Business Engineer - Molina Swett y Valdes S.A.               Chile
(Director)                     6th Floor
                               Santiago, Chile

Mr. Felipe Garcia-Huidobro     Mapocho 3411               Officer - SQ Holding S.A. and Inversiones SQYA S.A.          Chile
Mac Auliffe (Director)         Santiago, Chile

Mr. Kendrick T. Wallace        El Trovador 4285           Senior Vice President and General Counsel - Yara             U.S.A.
(Director)                     6th Floor                  International ASA
                               Santiago, Chile            Member of the Board of Directors of SQM

Mr. Roberto Guzman Lyon        Moneda 920                 Attorney - Servicios Profesionales Guzman y Manriquez        Chile
(Director)                     7th Floor                  Ltda.
                               Santiago, Chile

Mr. Patricio Phillips          Ahumada 131, Suite 801     Officer - Global Mining Investment (Chile) S.A,              Chile
Saenz (Officer)                Santiago, Chile            Sociedad de Inversiones Pampa Calichera S.A., Sociedad
                                                          de Inversiones Oro Blanco S.A., and Norte Grande S.A.


                                   SCHEDULE D

                     ADDITIONAL INFORMATION CONCERNING NORTE




            Name               Business Address          Present Principal Occupation or Employment and Name of       Citizenship
                                                                               Employer

Mr. Julio Ponce Lerou          El Trovador 4285           Chairman of Board of Directors - SQM                         Chile
(Chairman of Board of          6th Floor
Directors)                     Santiago, Chile

Mr. Julio Ponce Pinochet       El Trovador 4285           Forestry Engineer - SQM                                      Chile
(Director)                     6th Floor
                               Santiago, Chile

Mr. Alejandro Ponce            El Trovador 4285           Forestry Engineer - SQM                                      Chile
Pinochet (Director)            6th Floor
                               Santiago, Chile

Mr. Luis Vasquez Caro          El Trovador 4285           Business Engineer - Molina Swett y Valdes S.A.               Chile
(Director)                     6th Floor
                               Santiago, Chile

Mr. Felipe Garcia-Huidobro     Mapocho 3411               Officer - SQ Holding S.A. and Inversiones SQYA S.A.          Chile
Mac Auliffe (Director)         Santiago, Chile

Mr. Kendrick T. Wallace        El Trovador 4285           Senior Vice President and General Counsel - Yara             U.S.A.
(Director)                     6th Floor                  International ASA
                               Santiago, Chile            Member of the Board of Directors of SQM

Mr. Roberto Guzman Lyon        Moneda 920                 Attorney - Servicios Profesionales Guzman y Manriquez        Chile
(Director)                     7th Floor                  Ltda.
                               Santiago, Chile

Patricio Phillips Saenz        Ahumada 131, Suite 801     Officer - Global Mining Investment (Chile) S.A, Sociedad     Chile
(Officer)                      Santiago, Chile            de Inversiones Pampa Calichera S.A., Sociedad de
                                                          Inversiones Oro Blanco S.A., and Norte Grande S.A.


                                   SCHEDULE E

                     ADDITIONAL INFORMATION CONCERNING SQYA


            Name               Business Address          Present Principal Occupation or Employment and Name of       Citizenship
                                                                               Employer

Mr. Julio Ponce Lerou          El Trovador 4285           Chairman of Board of Directors - SQM                         Chile
(Chairman of Board of          6th Floor
Directors)                     Santiago, Chile

Mr. Roberto Guzman Lyon        Moneda 920                 Attorney - Servicios Profesionales Guzman y Manriquez        Chile
(Director)                     7th Floor Ltda.            Ltda.
                               Santiago, Chile

Mr. Pablo Iacobelli de Rio     Miraflores 222             Attorney - Carey y Cia Ltda.                                 Chile
(Director)                     24th Floor
                               Santiago, Chile

Mr. Richardo Peralta           El Trovador 4285           Attorney - SQM                                               Chile
Valenzuela (Director)          6th Floor
                               Santiago, Chile

Mr. Kendrick T. Wallace        El Trovador 4285           Senior Vice President and General Counsel - Yara             U.S.A.
(Director)                     6th Floor                  International ASA
                               Santiago, Chile            Member of the Board of Directors of SQM

Mr. Felipe Garcia-Huidobro     Mapocho 3411               Officer - SQ Holding S.A. and Inversiones SQYA S.A.          Chile
Mac Auliffe (Officer)          Santiago, Chile

                                   SCHEDULE F

                  ADDITIONAL INFORMATION CONCERNING SQ HOLDING


            Name               Business Address          Present Principal Occupation or Employment and Name of       Citizenship
                                                                               Employer

Mr. Roberto Guzman Lyon        Moneda 920                 Attorney - Servicios Profesionales Guzman y Manriquez        Chile
(Chairman, Board of            7th Floor                  Ltda.
Directors)                     Santiago, Chile

Mr. Felipe Garcia-Huidobro     Mapocho 3411               Officer - SQ Holding S.A. and Inversiones SQYA S.A.          Chile
Mac Auliffe (Director)         Santiago, Chile

Mrs. Claudia Morales Soza      Ahumada 131                Attorney - S.A.C. S.A.                                       Chile
(Director)                     Suite 801
                               Santiago, Chile

Mr. Felipe Garcia-Huidobro     Mapocho 3411               Officer - SQ Holding S.A. and Inversiones SQYA S.A.          Chile
Mac Auliffe (Officer)          Santiago, Chile


                                   SCHEDULE G

                ADDITIONAL INFORMATION CONCERNING SQ GRAND CAYMAN



            Name               Business Address          Present Principal Occupation or Employment and Name of       Citizenship
                                                                               Employer

Mr. John Metcalfe Cole         12 Wheatfield Road         Accountant                                                   England and
(Director)                     Harpenden, Herfordshire                                                                 Wales
                               England

Mr. Roberto Guzman Lyon        Moneda 920                 Attorney - Servicios Profesionales Guzman y Manriquez        Chile
(Officer)                      7th Floor                  Ltda.
                               Santiago, Chile


                                   SCHEDULE H

           ADDITIONAL INFORMATION CONCERNING PACIFIC ATLANTIC TRADING


            Name               Business Address          Present Principal Occupation or Employment and Name of       Citizenship
                                                                               Employer


Mr. Thomas A. Rucker           222 Central Park Avenue    Attorney - Partner of Willcox & Savage                       U.S.A.
(Director)                     Suite 1500
                               Virginia Beach, VA
                               U.S.A.

Mr. Roberto Guzman Lyon        Moneda 920                 Attorney - Servicios Profesionales Guzman y Manriquez        Chile
(Officer)                      7th Floor                  Ltda.
                               Santiago, Chile


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated February 14, 2005, with respect to the Series A Shares of Sociedad Quimica y Minera de Chile S.A. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2005.


GLOBAL MINING INVESTMENT (CHILE) LTDA.                          SQ HOLDING S.A.

By    /s/ Jose Guerrero Zamorano                                By    /s/ Roberto Guzman Lyon
      Name:    Jose Guerrero Zamorano                                 Name:    Roberto Guzman Lyon
      Title:   General Manager                                        Title:   General Manager

SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A.                    S.Q. GRAND CAYMAN CORP.

By    /s/ Patricio Phillips Saenz                               By    /s/ Roberto Guzman Lyon
      Name:    Patricio Phillips Saenz                                Name:    Roberto Guzman Lyon
      Title:   General Manager                                        Title:   General Manager

SOCIEDAD DE INVERSIONES ORO BLANCO S.A.                         PACIFIC ATLANTIC TRADING CORPORATION

By    /s/ Patricio Phillips Saenz                               By    /s/ Roberto Guzman Lyon
      Name:    Patricio Phillips Saenz                                Name:    Roberto Guzman Lyon
      Title:   General Manager                                        Title:   General Manager

NORTE GRANDE S.A.                                               THE PACIFIC TRUST

By    /s/ Patricio Phillips Saenz                               By    /s/ Roberto Guzman Lyon
      Name:    Patricio Phillips Saenz                                Name:    Roberto Guzman Lyon
      Title:   General Manager                                        Title:   General Manager

                                                                JULIO PONCE LEROU
INVERSIONES SQYA S.A.
                                                                      /s/ Julio Ponce Lerou
By    /s/ Felipe Garcia Huidobro
      Name:    Felipe Garcia-Huidobro
      Title:   General Manager
